EXHIBIT 99.6

PRINCIPAL EXECUTIVE OFFICER CERTIFICATION

PURSUANT TO 18 U.S.C. SECTION 1350, AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Paul Mahoney, President and Chief Executive Officer of Enerflex Ltd., certify, pursuant to 18 U.S.C. §1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act of 2002, that, to the best of my knowledge:

1)
the Annual Report on Form 40-F of Enerflex Ltd. for the period ended December 31, 2025 (the “Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and
2)
the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of Enerflex Ltd.

Date: February 25, 2026

/s/ Paul Mahoney

Paul Mahoney

President and Chief Executive Officer